Exhibit 11.1
Silverleaf Resorts, Inc.
Computation of Earnings Per Share
(in 000’s)

	YTD	Years Ended December 31,
	June 30, 2007	2006	2005	2004
Net Income	$14,292	$23,006	$23,167	$13,759

Weighted average common shares outstanding	37,808	37,580	36,987	36,852
Common share equivalents related to options	1,576	1,682	2,104	2,096

Common shares and common share equivalents	39,384	39,262	39,091	38,948

Basic earnings per common share	$0.38	$0.61	$0.63	$0.37

Diluted earnings per common share	$0.36	$0.59	$0.59	$0.35